# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### APRIL 5, 2016

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### Power Integrations, Inc.

### File No. 0-23441 - CF #33393

_____

       Power Integrations, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 11, 2016.

       Based on representations by Power Integrations, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

| | |
|---|---|
| Exhibit 10.32 | through April 1, 2018 |
| Exhibit 10.38 | through December 31, 2020 |
| Exhibit 10.39 | through December 31, 2020 |
| Exhibit 10.40 | through December 31, 2020 |

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Brent J. Fields
Secretary